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04001623

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL RECEIVED FEB 19 2004 WASH. D.C. 158 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Pacific, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 Montgomery Street, 22nd Floor
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Harlan Kleiman 415-659-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

400 Montgomery Street, Suite 600 (Address) San Francisco, (City) CA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2003 and 2002
With
Report of Independent Auditors

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC as of December 31, 2003 and 2002, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham + Company LLP

San Francisco, California
January 30, 2004

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULT@ROWBOTHAM.COM

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2003

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Harlan P. Kleiman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition
As of December 31, 2003 and 2002

Assets

	2003	2002
Cash	$12,950	$29,505
Other assets	1,703	293
Total assets	$14,653	$29,798

Liabilities and Member's Equity

	2003	2002
Accounts payable	$ 1,500	$ 2,305
Income taxes payable	3,300	6,800
Total liabilities	4,800	9,105
Member's equity	9,853	20,693
Total liabilities and member's equity	$14,653	$29,798

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Fees	$874,833	$1,224,407
Expenses:		
Overhead payments	657,334	1,117,448
General and administrative	225,039	100,596
Income taxes	3,300	10,100
Total expenses	885,673	1,228,144
Net loss	$ (10,840)	$ (3,737)

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2003 and 2002

	Member's Equity
Balance at January 1, 2002	$ 24,430
Net loss	(3,737)
Balance at December 31, 2002	20,693
Net loss	(10,840)
Balance at December 31, 2003	$ 9,853

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$(10,840)	$ (3,737)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Other assets	(1,410)	888
Accounts payable	(805)	2,305
Income taxes payable	(3,500)	6,800
Net cash provided by (used in) operating activities	(16,555)	6,256
Cash:		
At the beginning of the year	29,505	23,249
At the end of the year	$ 12,950	$29,505

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Notes to the Financial Statements

For the Periods Ended December 31, 2003 and 2002

1. Summary of Significant Accounting Policies

General - Shoreline Pacific, LLC is a limited liability company established in August 2000. The last date on which Shoreline Pacific, LLC is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved Shoreline Pacific, LLC's membership. Shoreline Pacific, LLC will be providing financing and financial advisory services to public companies. Shoreline Pacific, LLC will not hold customer funds or safekeep customer securities.

Basis of accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Shoreline Pacific, LLC's revenues are recognized when earned.

Expense Recognition - Shoreline Pacific, LLC's expenses are charged to expense as incurred.

Income Taxes - Shoreline Pacific, LLC is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member.

2. Related Party Transactions

In accordance with an expense sharing agreement between Shoreline Pacific, LLC and Shoreline Pacific Equity Ltd., Shoreline Pacific, LLC incurred an expense for overhead payments of $657,334 and $1,117,448 for the years ended December 31, 2003 and 2002. This agreement expires on March 29, 2004.

3. Net Capital Requirements

Shoreline Pacific, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, Shoreline Pacific, LLC had net capital of $8,150 and $20,400. Net capital is $3,150 and $15,400 in excess of its required net capital of $5,000. At December 31, 2003 and 2002, Shoreline Pacific, LLC's ratio of aggregated indebtedness to net capital was 0.59 to 1 and 0.45 to 1.

4. Major Customers

For the year ended December 31, 2003 approximately 65% and 16% of fees were from two customers. For the year ended December 31, 2002, approximately 82% of fees were from one customer.

Supplementary Information

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Supplementary Information

To the Member:

We have audited the accompany financial statements of Shoreline Pacific, LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated January 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP
San Francisco, California
January 30, 2004

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULT@ROWBOTHAM.COM

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net Capital

Total member's equity from statement of financial condition	$9,853
Deduct member's equity not allowed for net capital	---
Total member's equity qualified for net capital	9,853
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	9,853
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(1,703)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	8,150
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	---
Net capital	$8,150
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$320
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$5,000
Excess net capital	$3,150
Excess capital at 1000%	$7,670

Aggregate Indebtedness

Total liabilities from statement of financial condition	$4,800
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$4,800
Ratio: Aggregated indebtedness to net capital	0.59 to 1

SHORELINE PACIFIC, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

Shoreline Pacific, LLC has no reserve requirements as of December 31, 2003, under Rule 15c3-3.

SHORELINE PACIFIC, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Shoreline Pacific, LLC is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2003.

SHORELINE PASIFIC, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2003

Reconciliation of differences between Computation of Net Capital as filed by Shoreline Pacific, LLC in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Shoreline Pacific, LLC in Part IIA	$12,950
Differences:	
Audit adjustment to correct member's equity	(1,500)
Audit adjustment to correct provision for income taxes	(3,300)
Net capital as reported in the financial statements	$ 8,150

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Shoreline Pacific, LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shoreline Pacific, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Shoreline Pacific, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULT@ROWBOTHAM.COM

The Member
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Shoreline Pacific, LLC's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
January 30, 2004

OATH OR AFFIRMATION

I, Harlan P. Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Pacific, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of SAN FRANCISCO } ss.

On FEB. 12, 2004 (Date), before me, EDITH Y. WALTERS, NOTARY PUBLIC (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared HARLAN P. KLEIMAN (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

EDITH Y. WALTERS
Commission # 1314285
Notary Public - California
San Francisco County
My Comm. Expires Jul 21, 2005

Place Notary Seal Above

WITNESS my hand and official seal.

Edith Y. Walters
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer

Signer's Name: ______________________

☐ Individual
☐ Corporate Officer — Title(s): ______________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________________

Signer Is Representing: ______________________

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